CALEDONIA APPOINTS ADDITIONAL INDEPENDENT DIRECTOR

Toronto, Ontario – January 18, 2007: Caledonia Mining Corporation (“Caledonia”) (TSX:CAL, NASDAQ-OTCBB: CALVF and AIM:CMCL) is pleased to announce the appointment of Robert Liverant to its Board of Directors and to its Audit Committee.  Mr. Liverant, a Canadian Chartered Accountant, was in public practice for many years as a partner in Vancouver, Canada, based accounting firms and in that capacity he supervised the auditing of a number of public companies.  He sits on the Boards of other public companies and is a member of the Audit Committee of one of them.  With his considerable experience in auditing mineral companies, and some familiarity with U.S. accounting  and auditing requirements,  Mr. Liverant is a welcome addition to Caledonia’s Board and Audit Committee.

Effective November 9, 2006 the Company’s Board of Directors adopted an Audit Committee Charter which has been revised so that it is in full compliance with the requirements of Securities Multilateral Instrument 52-110.  It is available for viewing on Caledonia’s website or a copy can be obtained from Caledonia upon request.

For more information, please contact:

Stefan Hayden

Alex Buck/Nick Bias

President & CEO, Caledonia Mining

buck-bias

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.